UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Invuity, Inc.

(Name of Issuer)

Common Stock, $ 0.001 par value

(Title of Class of Securities)

46187J205

(CUSIP Number)

Gardner Lewis Asset Management, L.P.

Attn: Len Sorgini, Chief Compliance Officer

285 Wilmington West Chester Pike, Chadds Ford, PA 19317

(610)558-2800

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 23, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46187J205                                                                                                                                                            Page 2 of 8

1. Names of Reporting Persons
Gardner Lewis Asset Management, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0
8. Shared Voting Power
0
9. Sole Dispositive Power
0
10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0
14. Type of Reporting Person
IA

CUSIP No. 46187J205                                                                                                                                                             Page 3 of 8

1. Names of Reporting Persons
Gardner Lewis Asset Management, Inc.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0
8. Shared Voting Power
0
9. Sole Dispositive Power
0
10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0
14. Type of Reporting Person
CO

CUSIP No. 46187J205                                                                                                                                                              Page 4 of 8

1. Names of Reporting Persons.
Gardner Lewis Merger Arbitrage Fund, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0
8. Shared Voting Power
0
9. Sole Dispositive Power
0
10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0
14. Type of Reporting Person
PN

CUSIP No. 46187J205                                                                                                                                                             Page 5 of 8

1. Names of Reporting Persons.
Gardner Lewis Partners, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0
8. Shared Voting Power
0
9. Sole Dispositive Power
0
10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0
14. Type of Reporting Person
OO

CUSIP No 46187J205                                                                                                                                                              Page 6 of 8

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed with respect to the common stock, $0.001 par value (the “Common Stock”), of Invuity, Inc. (the “Issuer”), which was originally filed on September 24, 2018 (this “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of this Schedule 13D is amended and supplemented by the addition of the following:

Pursuant to the Offer to Purchase, dated September 24, 2018, from Accipiter Corp., a Delaware corporation, (the “Purchaser”) and a wholly-owned subsidiary of Stryker Corporation, a Michigan corporation (“Parent”), to purchase all the outstanding shares of Common Stock (the “Tender Offer”), on October 22, 2018, the Reporting Persons tendered all of the shares of Common Stock beneficially owned by them as reported on this Schedule 13D and such shares were accepted by the Purchaser on October 23, 2018.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)        As a result of the Tender Offer, the Reporting Persons no longer have any beneficial ownership in the Common Stock.

(c)       The disclosure contained in Item 4 of this Amendment No. 1 is incorporated herein by reference.

(d)    The Reporting Persons ceased to be beneficial owners of 5% or more of the Issuer's Common Stock on October 23, 2018.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Joint Filing Agreement

 CUSIP No. 46187J205                                                                                                                                                           Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Gardner Lewis Asset Management, L.P.

By: Gardner Lewis Asset Management, Inc., its general partner

Dated: October 29, 2018                                                        By: /s/ W. Whitfield Gardner

                                                                                                W. Whitfield Gardner

                                                                                                 Chairman and CEO

Gardner Lewis Asset Management, Inc.

Dated: October 29, 2018                                                       By: /s/ W. Whitfield Gardner

                                                                                               W. Whitfield Gardner

                                                                                               Chairman and CEO

 Gardner Lewis Merger Arbitrage Fund, L.P.

  By: Gardner Lewis Partner,  LLC, its general partner

Dated: October 29, 2018                                                        By: /s/ W. Whitfield Gardner                                                                                                        W. Whitfield Gardner

                                                                                                        Chairman and CEO

Gardner Lewis Partner, LLC

Dated: October 29, 2018                                                       By: /s/ W. Whitfield Gardner                                                                                                        W. Whitfield Gardner

                                                                                                        Chairman and CEO

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. 46187J205                                                                                                                                                            Page 8 of 8

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting persons on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Invuity, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute the Agreement this 26th day of October, 2018.

Gardner Lewis Asset Management, L.P.

By: Gardner Lewis Asset Management, Inc., its general partner

Dated: October 29, 2018                                                    By: /s/ W. Whitfield Gardner

                                                                                               W. Whitfield Gardner

                                                                                               Chairman and CEO

Gardner Lewis Asset Management, Inc.

Dated: October 29, 2018                                                      By: /s/ W. Whitfield Gardner

                                                                                               W. Whitfield Gardner

                                                                                               Chairman and CEO

Gardner Lewis Merger Arbitrage Fund, L.P.

By: Gardner Lewis Partner, LLC, its general partner

Dated: October 29, 2018                                                      By: /s/ W. Whitfield Gardner

                                                                                               W. Whitfield Gardner

                                                                                               Chairman and CEO

Gardner Lewis Partner, LLC

Dated: October 29, 2018                                                        By: /s/ W. Whitfield Gardner

                                                                                                         W. Whitfield Gardner

                                                                                                          Chairman and CEO